Exhibit 99.1

K Wave Media Secures $485M to Launch AI Infrastructure Platform and Eliminates $48M in Debt

This substantially de-leverages the balance sheet with minimal remaining liabilities

NEW YORK, and SEOUL, SOUTH KOREA - May 4, 2026 — K Wave Media Ltd. (“KWM” or the “Company”) today announced a series of strategic initiatives, including expanded capital access of up to $485 million to launch its AI infrastructure platform, the planned disposition of its legacy operating business, and the elimination of approximately $48 million in debt. These actions are expected to substantially de-leverage KWM’s balance sheet with minimal remaining liabilities.

Strategic Transformation Highlights

1.	Disposition of Legacy Business and Significant Debt Reduction

KWM’s Board of Directors (the “Board”) has approved the disposition of its largest wholly owned subsidiary, Play Co., Ltd. (“Play”), to Play’s previous owner. In connection with the proposed disposition of Play, the Company expects to remove approximately $48 million in debt liabilities, including related contingent liabilities.

Subject to shareholder approval at the Company’s upcoming annual meeting, which is scheduled to occur early July 2026, KWM anticipates emerging with a significantly strengthened balance sheet and a reduced debt profile.

2.	AI Infrastructure Pivot and Proposed Rebranding

The Board has also approved a strategic transformation to reposition KWM as an AI infrastructure-focused company. The Company intends to deploy capital across key sectors, including:

●	Data center investments;

●	GPU compute and rental operations; and

●	Acquisitions and partnerships in critical AI infrastructure components

As part of this transformation, the Board is evaluating a corporate rebrand, including the potential name “Talivar Technologies.” Any name change will be subject to KWM shareholder approval.

3.	Expanded Capital Access of up to $485 Million

KWM has executed an amendment to the previously announced Securities Purchase Agreement with Anson Funds, pursuant to which Anson Funds previously committed up to $500 million to support the Company’s Bitcoin treasury strategy. The amendment will allow KWM to utilize the remaining $485 million in proceeds from any sales of KWM’s ordinary shares to Anson Funds under the Securities Purchase Agreement to fund KWM’s AI infrastructure initiatives.

4.	Positioning for Growth in AI Infrastructure

Following the initiatives discussed above, KWM plans to pursue targeted acquisitions and partnerships to vertically integrate across the AI infrastructure value chain, enhancing margins and strengthening its competitive position. Combined with flexible access to capital, long-term contracted revenue opportunities, and exposure to high-demand assets, the strategy is designed to support scalable growth and long-term shareholder value as AI adoption accelerates.

Management Commentary

“This marks a defining inflection point for KWM,” said Ted Kim, KWM’s Chief Executive Officer. Mr. Kim continues, “By exiting our legacy business, eliminating nearly all liabilities, and securing significant access to capital, we are positioning the Company to become a meaningful participant in the rapidly growing AI infrastructure sector. Our goal is to build a scalable platform across data centers, compute, and critical AI technologies.”

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of K Wave Media’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of K Wave Media. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or K Wave Media’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that K Wave Media does not presently know, or that K Wave Media currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect K Wave Media’s current expectations, plans, and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of K Wave Media described in K Wave Media’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. K Wave Media anticipates that subsequent events and developments will cause its assessments to change. However, while K Wave Media may elect to update these forward-looking statements at some point in the future, K Wave Media specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing K Wave Media’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Investor Relations: info@kwavemedia.com

Public Relations: info@redroosterpr.com

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